[LETTERHEAD OF LATHAM & WATKINS LLP]

January 18, 2005

Ms. Amanda McManus

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0306

Re:	ECC Capital Corporation Private Placement of $25 million of Common Stock to an affiliate of Friedman, Billings, Ramsey & Co., Inc.

Ms. McManus:

As we discussed, an affiliate of Friedman, Billings, Ramsey & Co., Inc. (“FBR”) may purchase in a concurrent private placement approximately $25 million of the common stock of ECC Capital Corporation (the “Company”) at an estimated price per share equal to the initial public offering price less the underwriting discount. These shares would be purchased by Friedman, Billings, Ramsey Group, Inc. and/or one or more of its affiliates (“FBR Group”), a “qualified institutional buyer” within the meaning of Rule 144A promulgated under the Securities Act of 1933, as amended (the “Act”), in a private placement exempt from the registration requirements of the Act under Section 4(2) of the Act as well as Rule 506 of Regulation D. Additionally, based upon the Staff’s reasoning in Black Box Incorporated (June 26, 1990) and Squadron, Ellenhoff, Plesant & Lehrer (February 28, 1992), it is our view that it would be consistent with the purposes of the Act and the protection of investors for this concurrent private placement of the Company’s common stock not to be deemed to be part of, or integrated with, the sale of common stock in the Company’s initial public offering (the “Offering”).

Set forth below is our analysis of how the concurrent private placement of the Company’s common stock to an affiliate of FBR is exempt from registration and why it should not be integrated with the Offering.

Regulation D

Number of Investors. If consummated, the concurrent private placement will involve only one purchaser, FBR Group.

Nature of Investors. FBR has indicated to us and the Company, and the Company believes, that FBR Group is both an “accredited investor” within the meaning of Rule 501(a) of Regulation D

Ms. Amanda McManus

January 18, 2005

LATHAM & WATKINS LLP

and a “qualified institutional buyer” within the meaning of Rule 144A promulgated under the Act. As an affiliate of the Company’s sole book-running manager for the Offering, FBR Group is uniquely qualified to evaluate the merits and risks of an investment in unregistered shares of the Company’s common stock in a private placement. Nevertheless, prior to the consummation of the private placement, FBR Group is prepared to represent to the Company in a purchase agreement that it is an accredited investor and a qualified institutional buyer, that it is sophisticated and that it has the knowledge and experience to evaluate the merits and risks of its investment in the Company’s common stock.

Manner of Offering. Neither the Company nor any person or entity acting on its behalf has solicited FBR Group in any way or otherwise conducted any general solicitation or general advertising. Rather, FBR approached the Company on behalf of FBR Group and proposed the concurrent private placement.

Information Requirements. Under Rule 506 of Regulation D, the Company is not required to furnish to accredited investors the information specified under Rule 502(b)(2). Because FBR Group is an accredited investor and, more importantly, an affiliate of FBR, which has conducted extensive due diligence on the Company in connection with its underwriting of the Company’s Offering and which, in the course of such diligence, has had access to significantly more information than is required by Rule 502(b)(2), the Company does not currently expect to prepare and deliver to FBR Group a private placement memorandum containing the information required by Rule 502(b)(2). Nevertheless, the Company would be prepared to deliver such a private placement memorandum to FBR Group upon the Staff’s request or recommendation.

Limitations on Resale. Prior to the consummation of the private placement, FBR Group is prepared to represent to the Company in a purchase agreement that it is acquiring the shares of the Company’s common stock for its own account, to acknowledge that such shares would not be registered and, therefore, could not be resold unless they were registered under the Act or unless an exemption from registration were available, to agree to a 180-day “lock-up” with respect to the resale of such shares and to agree to the placement of a legend on the share certificates stating that such shares have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the securities.

Integration

In Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992), the Staff expressed its view that, for policy reasons, offers and sales of unregistered securities by an issuer to a limited number of qualified institutional buyers in a transaction subsequent to the filing of a registration statement covering the proposed public offering of securities need not be integrated with the registered public offering, particularly where the offer and sale of unregistered securities would be a valid private placement if viewed separately. We believe that the proposed concurrent private placement of unregistered shares of the Company’s common stock to FBR Group falls squarely within the ambit of these no-action letters and that the policy considerations that persuaded the Staff not to integrate the offerings at issue in Black Box and Squadron are equally applicable to the proposed concurrent private

Ms. Amanda McManus

January 18, 2005

LATHAM & WATKINS LLP

placement. Accordingly, we do not believe that the concurrent private placement should be integrated with the Offering.

As made clear by the Regulation D discussion above, if viewed as a separate transaction, the concurrent private placement of the Company’s common stock to FBR Group as described in the S-11 would be a valid private placement to a single qualified institutional buyer. In addition, because FBR Group is an affiliate of FBR and has the benefit of FBR’s extensive diligence and investigation into the Company’s business and prospects, we believe that FBR Group is uniquely capable of evaluating the risks and merits of the proposed concurrent private placement and would receive little or no benefit from the registration of the shares proposed to be sold in such private placement. FBR Group is clearly capable of fending for itself in the concurrent private placement and is not the kind of investor that needs the protections afforded by registration under the Act. Accordingly, no purpose would be served by integrating the concurrent private placement with the Offering.

In light of the foregoing, and taking into consideration the Staff’s views as expressed in Black Box and Squadron, it is our view that the concurrent private placement of the Company’s common stock to FBR Group is exempt from registration and should not be integrated with the Offering.

We would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (714) 755-8094. Thank you again for taking the time to discuss this matter with us.

Warm regards,

/s/ Jeevan B. Gore
Jeevan B. Gore of LATHAM & WATKINS LLP